Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation, statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, and the effectiveness of, and market opportunities for, ALLOCETRATM programs, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2024.  The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective disease. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophage activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on osteoarthritis as its main inflammatory indication. Osteoarthritis is a degenerative joint disease, characterized by low-grade inflammation, that affects more than 32.5 million adults in the United States. Treatment of osteoarthritis represents a substantial unmet medical need, particularly non-invasive treatments, as current therapeutic options are largely limited to pain management, lifestyle modifications, and, ultimately, joint replacement surgery. The Company believes that negatively reprogrammed macrophages may be key contributors to disease severity in osteoarthritis and that the effective reprogramming of these negatively reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution.

During 2024, the Company also continued the development of its sepsis clinical program and announced the 28-day topline data from the Phase II trial evaluating Allocetra™ in patients with sepsis. In light of market conditions, the Company’s limited cash availability and the substantial budget required for advancing to a follow-up clinical trial in patients with sepsis, the Company plans to seek potential external collaboration or out-licensing opportunities for the continued clinical development of Allocetra™ for use in patients with sepsis, instead of pursuing internal development.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israeli Innovation Authority (the “IIA”) and the sale of equity and equity linked securities in public and private offerings. As of June 30, 2025, we had approximately $19.5 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately $132.4 million, see “—Liquidity and Capital Resources” below.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company reduced its workforce by approximately 50% over the course of the third quarter of 2023 and the first half of 2024. Additionally, the Company reclassified the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development. Given the foregoing, based on our current operating plan, we anticipate that our existing resources will be sufficient to maintain our currently planned operations through the end of 2026, including the timeline for the topline data readouts and the 12-month follow-up of the moderate to severe knee osteoarthritis Phase I/II trial, as well as the randomized, controlled Phase I/II clinical trial in basal thumb osteoarthritis.

We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Recent Developments

Announcement of Positive Three-Month Topline Data for ENX-CL-05-001

On August 18, 2025, the Company announced positive three-month topline data from its multi-country, randomized, controlled, phase I/II trial evaluating AllocetraTM in patients with moderate-to-severe knee osteoarthritis. The data showed:

●	In the overall modified intention-to-treat (mITT) population, improvements across all efficacy and secondary endpoints, including 24% reduction in knee pain and 26% improvement in knee function, were observed in the AllocetraTM treatment arm vs placebo; moreover, 72% reduction in knee pain and 95% improvement in knee function were observed for age-related primary osteoarthritis patients compared with placebo – a substantial, clinically meaningful and statistically significant effect in commonly used Phase III primary endpoints for knee osteoarthritis clinical trials; and

●	Favorable safety profile – No serious adverse events; limited, typically mild to moderate, transient, and treatable side effects occurred in most patients treated with Allocetra™.

Developments In Israel

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been continuous rocket strikes across Israel, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. The war with Hamas is ongoing and continues to evolve. In response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 12, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. On June 21, 2025, U.S. President Donald Trump announced that the United States had conducted air strikes against three nuclear sites within Iran. On June 24, 2025, U.S. President Donald Trump announced that a ceasefire had been reached and, since such date, there has been no further escalation of hostilities between Israel and Iran; however, there is no assurance that the ceasefire will be upheld, and military activity and hostilities may continue or escalate. As of the date of this filing, we believe that there is no immediate risk to our business facilities, employees or operations. However, we cannot currently predict the intensity or duration of the war, nor can we predict how it will ultimately affect our business and operations or Israel’s economy in general.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including share-based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses for the foreseeable future as we continue to develop Allocetra™. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

Grants received from the IIA are recognized when the grant becomes receivable, provided there is reasonable assurance that (i) we will comply with the conditions attached to the grant and (ii) the grant will be received. Research and development expenses, net, is reduced to the extent we receive IIA grants.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur for the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to apply for additional IIA grants, we cannot be certain that we will obtain such grants. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain indications in order to focus our resources on more promising indications for any such product candidate, which is illustrated by some of the steps we have taken in respect of our reprioritization plan described in Item 4 of our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025 (the “2024 Annual Report on Form 20-F”). Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for our current indication and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our financial condition and results of operation.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related benefits (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums.

Finance Income (Expenses), Net

Finance income (expenses), net consists of interest earned on our cash and cash equivalents and bank deposits, exchange rate differences, gains and losses resulting from our investments in marketable securities, and bank fees and other expenses.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, any of which may also have a material effect on our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period for which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

We believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements. For additional detail regarding our significant accounting policies, please see the notes to our audited consolidated financial statements contained in our 2024 Annual Report on Form 20-F.

Share-Based Compensation

We have issued restricted stock units and options to purchase our ordinary shares. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of highly subjective assumptions, including the expected life of the share-based payment awards and share price volatility.

We estimate the grant date fair value of share options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

Accrued clinical trial expenses

We record costs for clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by our contract research organizations and other vendors.

Information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources, including our personnel who oversee the clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers. In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the historical timing and pattern of vendor invoicing does not correspond to the level of services provided, and there may be delays in invoicing from clinical study sites and other vendors.

Results of Operations

Six-Months Ended June 30, 2025 Compared to Six-Months Ended June 30, 2024

The table below provides our results of operations for the six months ended June 30, 2025 and June 30, 2024:

	Six Months Ended June 30
	2025	2024
	(In thousands, except per share data) (unaudited)
Research and development expenses	$4,691	$4,856
General and administrative expenses	1,891	2,080
Loss on disposal group of assets held for sale	29	201
Operating loss	(6,611)	(7,137)
Finance income (expenses), net	1,291	(99)
Operating loss post other expenses, net	(5,320)	(7,236)
Taxes on income	-	-
Net loss	(5,320)	(7,236)

Basic loss per share	$(0.22)	$(0.38)
Diluted loss per share	$(0.22)	$(0.38)

Three-Months Ended June 30, 2025 Compared to Three-Months Ended June 30, 2024

The table below provides our results of operations for the three months ended June 30, 2025 and June 30, 2024:

	Three Months Ended June 30
	2025	2024
	(In thousands, except per share data) (unaudited)
Research and development expenses	$2,141	$1,999
General and administrative expenses	937	987
Loss on disposal group of assets held for sale	-	-
Operating loss	(3,078)	(2,986)
Finance income (expenses), net	1,210	(110)
Operating loss post other expenses, net	(1,868)	(3,096)
Taxes on income	-	-
Net loss	(1,868)	(3,096)

Basic loss per share	$(0.08)	$(0.16)
Diluted loss per share	$(0.08)	$(0.16)

Research and Development Expenses

For the six months ended June 30, 2025 and 2024, we incurred research and development expenses of $4,691,000 and $4,856,000, respectively. The decrease of $165,000, or 3%, in research and development expenses for the six months ended June 30, 2025 as compared to the comparable six month period in 2024 was primarily due to a $75,000 decrease in expenses for clinical studies and purchase of materials due to changes in our development programs and a decrease in the number of AllocetraTM doses that were manufactured, a $31,000 decrease in lease and overhead expenses and a $177,000 decrease in depreciation expenses, partially offset by a $102,000 increase in payroll expenses.

For the three months ended June 30, 2025 and 2024, we incurred research and development expenses of $2,141,000 and $1,999,000 respectively. The increase of $142,000, or 7%, in research and development expenses for the three months ended June 30, 2025 as compared to the second quarter of 2024 was primarily due to $118,000 increase in payroll expenses and a $126,000 increase in expenses for clinical studies and pre-clinical studies, partially offset by a $77,000 decrease in depreciation expenses and a $34,000 decrease in stock based compensation to directors, officers and employees.

General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, we incurred general and administrative expenses of $1,891,000 and $2,080,000, respectively. The decrease of $189,000, or 9%, in general and administrative expenses for the six months ended June 30, 2025 as compared to the comparable six month period in 2024 was mainly due to a $127,000 decrease in lease and overhead expenses and a $37,000 decrease in insurance expenses (due to a decrease in our directors’ and officer’s liability insurance premium).

For the three months ended June 30, 2025 and 2024, we incurred general and administrative expenses of $937,000 and $987,000 respectively. The decrease of $50,000, or 5%, in general and administrative expenses for the second quarter of 2025 as compared to the comparable 2024 period was primarily due to a $47,000 decrease in professional services and a $60,000 decrease in expenses related to equity awards granted to directors, officers and employees, partially offset by a $55,000 increase in directors fees.

Loss on disposal group of assets held for sale

In 2024, the Company decided to sell the lease rights under the lease agreement for certain of its leased office property in Ness Ziona, Israel, which was entered into in July 2021, along with the leasehold improvements installed in the property and certain laboratory equipment. As of December 31, 2024, the Company had identified a potential purchaser and negotiated a potential transaction for the sale of these assets, which transaction was completed on January 29, 2025. Therefore, the right of use of such leased space, the lease liability relating to the leased space and the leasehold improvements installed in the leased space were classified as assets held for sale and liability held for sale (as applicable) as of December 31, 2024. For the six months ended June 30, 2025, we recorded a loss of $29,000 on the group of assets held for sale related to the Ness Ziona facility, as compared to a loss of $201,000 recorded in the first six months of 2024 related to the disposition of our plant facility in Yavne.

Operating Loss

Our operating loss was $6,611,000 for the six months ended June 30, 2025, as compared to our operating loss of $7,137,000 for the six months ended June 30, 2024, representing a decrease of $526,000, or 7%. The decrease was primarily due a reduction in depreciation expenses, stock based compensation to directors, officers and employees and lease and overhead expenses.

Our operating loss was $3,078,000 for the three months ended June 30, 2025, as compared to our operating loss of $2,986,000 for the three months ending June 30, 2024, representing an increase of $92,000, or 3%. The increase primarily resulted from an increase in clinical trial consultant expenses.

Finance Income, net

Finance income, net consists of the following:

●	Interest earned on our cash and cash equivalents and bank deposits; and

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar.

For the six months ended June 30, 2025 and 2024, we recorded finance income (expenses), net of $1,291,000 and ($99,000), respectively. The increase of $1,390,000, or 1404%, in finance income, net for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024 was primarily due to $469,000 of interest income on cash equivalents and bank deposits for the six months ended June 30, 2025, and a gain of $827,000 resulting from foreign exchange currency fluctuations, as compared to $540,000 of interest income on cash equivalents and bank deposits for the first six months of 2024, which was offset by a loss of $639,000 for the first six months of 2024, resulting from foreign exchange currency fluctuations.

The increase of $1,320,000, or 1200%, in finance income, net to $1,210,000 for the three months ended June 30, 2025 as compared to finance expenses of $(110,000) for the three months ended June 30, 2024 was primarily due to $236,000 of interest income on bank deposits in 2025 and a gain of $978,000 resulting from foreign exchange currency fluctuations in 2025, as compared to $264,000 of interest income on bank deposits for the three months ended June 30, 2024, offset by a loss of $374,000 resulting from foreign exchange currency fluctuations.

Net Loss

For the six and three months ended June 30, 2025, our net loss was $5,320,000 and $1,868,000, respectively, as compared to our net loss of $7,236,000 and $3,096,000, respectively, for the comparable prior year periods, representing a decrease of $1,916,000 and $1,228,000, or 26% and 40%, respectively. This decrease in net loss for the six months ended June 30, 2025 was primarily due to a decrease in operating loss and an increase in finance income, net. The decrease in net loss for the three months ended June 30, 2025 was primarily due to an increase in finance income, net.

Cash Flows

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

For the six months ended June 30, 2025 and 2024, net cash used in operations was $5,822,000 and $6,307,000, respectively. Operating cash flows for the six months ended June 30, 2025 reflect our net loss of $5,320,000, adjustments of $204,000 for net income not involving cash flows due to finance income on deposits, depreciation and amortization, and stock-based compensation, and a net cash outflow of $298,000 due to changes in our operating assets and liabilities. Operating cash flows for the six months ended June 30, 2024 reflect our net loss of $7,236,000, adjustments of $1,321,000 for net expenses not involving cash flows due to depreciation, amortization, capital losses and stock-based compensation, and a net cash outflow of $392,000 due to changes in our operating assets and liabilities.

For the six months ended June 30, 2025 and 2024, net cash provided by investing activities was $4,242,000 and $4,304,000, respectively. The decrease of $62,000 in net cash provided by investing activities for the first six months of 2025 as compared to the first six months of 2024 was primarily due to the decrease of $437,000 in net release of investment in short-term interest-bearing bank deposits from $4,138,000 in 2024 to $3,701,000 in 2025, offset by an increase of $355,000 in proceeds from sale of property and equipment and assets as held for sale from $580,000 in 2025 to $225,000 in 2024.

For the six months ended June 30, 2025 and 2024, net cash provided by financing activities was $197,000 and $4,943,000, respectively. This decrease in cash provided by financing activities for the first six months of 2025 as compared to the first six months of 2024 resulted primarily from net proceeds of $197,000 from our issuance of ordinary shares under the ATM Agreement (as defined below) for the 2025 period as compared to net proceeds of $4,419,000 from our issuance of ordinary shares and warrants in our May 2024  registered direct offering and net proceeds of $524,000 from our issuance of ordinary shares under the ATM Agreement in the comparable prior-year period.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of June 30, 2025, we had an accumulated deficit of approximately $132.4 million and working capital (current assets less current liabilities) of approximately $18 million. We expect to incur losses from operations for the foreseeable future.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the end of 2026. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the receipt of additional government grants;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

Other than under our ATM Agreement, we currently do not have any agreements for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under our ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the IIA, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

ATM Agreement

On December 30, 2022, we entered into an agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may currently elect to sell, but are not obligated to sell, up to 8,800,000 ordinary shares from time to time through the Agents. Our offer and sale of ordinary shares under the ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act,  including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the ATM Agreement. Any sale of ordinary shares under the ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-286956). During the six months of 2025, we received aggregate net proceeds of approximately $197,000 from the sale of 164,656 ordinary shares under the ATM Agreement. Currently, under our Form F-3, we may sell up to 8,800,000 ordinary shares under the ATM Agreement, but any sales by us of other securities under our Form F-3 are limited to a dollar amount that may not exceed one-third of our unaffiliated public float during any twelve-month period, taking into account the gross proceeds of any sales of ordinary shares under the ATM Agreement.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS and EUR against the U.S. dollar, and vice versa, because a considerable portion of our expenses are denominated in NIS and in EUR. Our NIS expenses consist principally of payments made to employees, sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. Our EUR expenses consist of clinical trials payments. We anticipate that a sizable portion of our expenses will continue to be denominated in NIS and in EUR. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.